Immersed Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

IMMERSED INC.

TABLE OF CONTENTS



To the Board of Director of
Immersed Inc.
Austin, Texas

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Immersed Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Immersed Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Immersed Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Immersed Inc. (the "Company") will continue as a going concern. As described in Note 2 to the financial statements, the Company sustained net losses amounting to $990,974 and $469,270 for the years ended December 31, 2020 and 2019, respectively, has an accumulated deficit of $1,898,945 as of December 31, 2020, and has current liabilities in excess of current assets of $165,845 as of December 31, 2020. The Company has not yet generated significant revenues and incurred operating expenses of $912,110 and $437,535 for the years ended December 31, 2020 and 2019, respectively. This resulted in negative cash flows from operating activities of $912,458 and $377,325 for the years ended December 31, 2020 and 2019, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Immersed Inc. ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Immersed Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Immersed Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 6, 2021

IMMERSED INC.
BALANCE SHEETS
As of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
ASSETS		
Current Assets:		
Cash in bank	$ 1,940,688	$ 2,683
Accounts receivable	354	66
Prepaid expenses	29,520	1,818
Other current asset	-	812
Total Current Assets	1,970,562	5,379
Non-Current Assets:		
Property and equipment, net	27,817	10,749
Total Non-Current Assets	27,817	10,749
TOTAL ASSETS	$ 1,998,379	$ 16,128
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 23,604	$ 68,248
Accrued interest payable	144,601	70,501
Deferred revenue	20,280	-
Convertible notes payable	1,905,000	755,000
Term loan (SBA), current portion	42,922	-
Total Current Liabilities	2,136,407	893,749
Non-Current Liabilities:		
Term loan (SBA), net of current portion	12,434	-
SAFE liabilities	1,709,942	-
Total Non-Current Liabilities	1,722,376	-
Total Liabilities	3,858,783	893,749
Stockholders' Deficit:		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 4,466,358 shares issued and outstanding as of December 31, 2020 and 2019, 4,383,025 and 3,383,025 shares vested as of December 31, 2020 and 2019, respectively	45	45
Additional paid-in capital	38,496	30,305
Accumulated deficit	(1,898,945)	(907,971)
Total Stockholders' Deficit	(1,860,404)	(877,621)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,998,379	$ 16,128

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

IMMERSED INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	2020	2019
Subscription Revenue	$ 38,036	$ 6,015
Operating Expenses:		
General and administration expenses	886,676	425,202
Marketing and advertising	6,655	4,828
Professional fees	18,779	7,505
Total Operating Expenses	912,110	437,535
Loss from Operations	(874,074)	(431,520)
Other Income (Expenses):		
Interest expense	(116,900)	(37,750)
Net Loss	$ (990,974)	$ (469,270)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

IMMERSED INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2020 and 2019

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholders' |
	Number of Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2018	4,433,965	$ 44	$ 21,268	$ (438,701)	$ (417,389)
Issuance of common stock in connection with anti-dilution rights	32,393	1	-	-	1
Stock-based compensation - vested stock options	-	-	9,037	-	9,037
Net loss	-	-	-	(469,270)	(469,270)
Balance at December 31, 2019	4,466,358	45	30,305	(907,971)	(877,621)
Stock-based compensation - vested stock options	-	-	8,191	-	8,191
Net loss	-	-	-	(990,974)	(990,974)
Balance at December 31, 2020	4,466,358	$ 45	$ 38,496	$ (1,898,945)	$ (1,860,404)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

IMMERSED INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (990,974)	$ (469,270)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	4,273	3,103
Stock-based compensation	8,191	9,037
Loss on disposal of property and equipment	694	-
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(288)	239
(Increase)/decrease in prepaid expenses	(27,702)	(543)
Increase/(decrease) in accounts payable	1,072	(878)
Increase/(decrease) in accrued expenses	29,196	80,987
Increase/(decrease) in deferred revenue	20,280	-
Net Cash Used in Operating Activities	(955,258)	(377,325)
Cash Flows from Investing Activities		
Purchase of property and equipment	(22,034)	(3,064)
Cash Used in Investing Activities	(22,034)	(3,064)
Cash Flows from Financing Activities		
Proceeds from convertible notes	1,150,000	-
Proceeds from issuance of SAFE liabilities	1,709,942	-
Proceeds from term loan	55,356	-
Net Cash Provided by Financing Activities	2,915,298	-
Net change in cash in bank	1,938,005	(380,389)
Cash in bank at beginning of year	2,683	383,072
Cash in bank at end of year	$ 1,940,688	$ 2,683
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

- 6 -

IMMERSED INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Immersed Inc., previously known as AraJoy Inc., ("the Company") was incorporated on January 4, 2017 under the laws of the State of Delaware. Effective November 29, 2017, the Company amended its certificate of incorporation to change its corporate name from AraJoy Inc. to Immersed Inc.

The Company is a software company providing virtual reality offices for remote teams. Currently, the Company's technology is available on Facebook/Oculus and is planning to expand onto other platforms in the future.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained net losses amounting to $990,974 and $469,270 for the years ended December 31, 2020 and 2019, respectively, has an accumulated deficit of $1,898,945 as of December 31, 2020, and has current liabilities in excess of current assets of $165,845 as of December 31, 2020. The Company has not yet generated significant revenues and incurred operating expenses of $912,110 and $437,535 for the years ended December 31, 2020 and 2019, respectively. This resulted to negative cash flows from operating activities of $912,458 and $377,325 for the years ended December 31, 2020 and 2019, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts. The Company's ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and 2019, the Company's cash in bank balance exceeded federally insured limits by $1,690,688 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2020 and 2019, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

Prepaid Expenses

Prepaid expenses include rent paid in advance, service fees and subscription fees for periods subsequent to December 31, 2020 and 2019.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for equipment and 7 years for furniture and fixture. Property and equipment as of December 31, 2020 and 2019 were as follows:

	2020	2019
Equipment	$ 34,785	16,459
Furniture and fixture	952	-
Total property and equipment	35,737	16,459
Less accumulated depreciation	7,920	5,710
Property and equipment, net	$ 27,817	$ 10,749

Depreciation expense of $4,273 and $3,103 was recorded on these assets for the years ended December 31, 2020 and 2019, respectively.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2020 and 2019, the Company disposed property and equipment with carrying amount of $694 and $0, respectively, and recognized as loss on disposals of property and equipment in the statements of operations.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable, accounts payable, accrued expenses, convertible notes payable, term loan and SAFE liabilities.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020 and 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The

Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented. The Company recognizes subscription revenue over the period of subscription which is based on monthly and annual subscription plans. As of December 31, 2020 and 2019, deferred revenue pertaining to revenue collected but not yet earned amounted to $20,280 and $0, respectively, and are recognized as current liabilities in the balance sheets. The Company expects to recognize all the deferred revenue in 2021.

Advertising Expense

Advertising expenses are expensed as incurred.

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

IMMERSED INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 4: DEBT FINANCING AGREEMENTS

Convertible Notes Payable

Prior to December 31, 2018, the Company issued ten convertible promissory notes totaling $755,000 which are subject to automatic conversion upon a qualified equity financing arrangements and optional conversion as follows:

- $50,000 promissory note and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of equity securities by the Company with minimum gross proceeds of $1,000,000. The conversion price is 75% of price per share upon issuance in qualified financing. If and upon a non-qualified financing, the note holder has the option to convert at the terms in the triggering financing. The note is also convertible anytime at the option of the holder, of which the conversion price is based on most recent valuation of the Company or as mutually agreed by the Company and the holder. The note provides for a payment of 150% of the then outstanding principal and interest if and upon an exit transaction, as defined in the note agreement. This note included 80,000 stock warrants which were calculated at 0.02 times the fully diluted outstanding common stock of the Company at issuance date, as discussed in Note 5.

- $100,000 promissory note and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of equity securities by the Company with minimum gross proceeds of $250,000. Conversion price is lesser of 80% of price per share for such shares sold and quotient of $3,000,000 (cap conversion price) divided by number of fully diluted outstanding common stock of the Company prior to closing of the qualified financing. The note is also convertible after maturity at the option of the holder. The conversion price is equal to the quotient of $2,000,000 divided by number of fully diluted outstanding common stock as of election date. If and upon a sale of the Company, the note is convertible at a conversion price equal to the quotient of $2,000,000 divided by number of fully diluted outstanding common stock as of election date.

- Six promissory notes totaling $340,000 and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of equity securities by the Company with minimum gross proceeds of $250,000. Conversion price is lesser of 80% of price per share for such shares sold and quotient of $4,000,000 (cap conversion price) divided by number of fully diluted outstanding common stock of the Company prior to closing of the qualified financing. The notes are also convertible after maturity at the option of the holder. Conversion price is equal to the quotient of $3,000,000 divided by number of fully diluted outstanding common stock as of election date. If and upon a sale of the Company, the note is convertible at a conversion price equal to the quotient of $3,000,000 divided by number of fully diluted outstanding common stock as of election date.

- Two promissory notes totaling $265,000 and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of preferred shares by the Company with minimum gross proceeds of $1,000,000. Conversion price is lesser of 80% of price per share for such shares sold and quotient of $6,000,000 (cap conversion price) divided by number of fully diluted outstanding common stock of the Company prior to closing of the qualified financing. The notes are also convertible after maturity at the option of the holder. Conversion price is equal to the quotient of $5,000,000 divided by number of fully diluted outstanding common stock as of election date. If and upon a sale of the Company, the note is convertible at a conversion price equal to the quotient of $5,000,000 divided by number of fully diluted outstanding common stock as of election date.

In November 2019, the Company and noteholders amended certain sections of these promissory notes to extend the maturity dates to May 17, 2020 and further amended in January to April 2020 to extend its maturity dates to May 17, 2021. The total outstanding principal on the balance sheet amounted to $755,000 both as of December 31, 2020 and 2019. Interest accrued on these notes at 5% per annum and amounted to $108,355 and $70,501 as of December 31, 2020 and 2019, respectively. Total interest expense recognized on these notes for the years ended December 31, 2020 and 2019 amounted to $37,853 and $37,750, respectively.

During the year ended December 31, 2020, the Company issued sixteen new convertible notes amounting to a total of $1,150,000. These notes and all interest accrued are subject to automatic conversion into the Company's common stock upon sale of preferred shares by the Company with minimum gross proceeds of $1,000,000. The conversion price is lesser of 80% of price per share for such shares sold and the quotient of $7,000,000 (cap conversion price) divided by number of fully diluted outstanding common stock of the Company prior to closing of the qualified financing. The notes are also convertible after maturity on May 21, 2021 at the option of the holder at a conversion price equal to the quotient of $6,000,000 divided by number of fully diluted outstanding common stock as of election date. If and upon a change in control event (as defined in the agreements), the noteholders may elect either a payment of 150% of the then outstanding principal and interest or the payment they would receive if they converted into common stock at a conversion price equal to the quotient of $7,000,000 divided by number of fully diluted outstanding common stock as of election date. The outstanding principal on the balance sheet amounted to $1,150,000 as of December 31, 2020. Interest expense recognized for the year ended December 31, 2020 on these notes at 5% per annum amounted to $35,864, all of which remained accrued and outstanding at December 31, 2020.

The Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, no discount for beneficial conversion features has been recorded as of December 31, 2020 as the notes have not yet converted to resolve the contingency.

Term Loan - PPP

On April 21, 2020, the Company entered into Paycheck Protection Program (PPP) promissory note agreement with Silicon Valley Bank and obtained a loan of $55,356 with fixed interest rate of 1% per annum. The loan is unsecured and is payable in eighteen equal monthly installments of principal and interest commencing on one month after a six-month deferral period up to its maturity on April 21, 2022. No payment is made on this loan during the year ended December 31, 2020 as the Company applied for loan forgiveness on December 8, 2020 in accordance with the CARES Act provisions. The loan will be recognized to income if and upon forgiveness. Interest expense for the year and accrued as of December 31, 2020 amounted to $382.

Future Maturities

The future maturity dates on the convertible notes payable and term loan as of December 31, 2020 are as follows:

2021	$ 1,947,922
2022	12,434
Total	$ 1,960,356

NOTE 5: STOCKHOLDERS' DEFICIT

Capital Structure

The Company has 10,000,000 authorized shares of common stock with par value of $0.00001 per share. As of both December 31, 2020 and 2019, the Company has 4,466,358 issued and outstanding common stock.

On January 9, 2017, the founder and CEO was granted 4,000,000 shares of common stock which are subject to 4-year vesting period. Vested common stock issued as of December 31, 2020 and 2019 were 4,383,025 and 3,383,025, respectively. The unvested shares vest in 2021.

On June 9, 2017, the Company issued 255,320 common stock to an investor which is subject to 6% anti-dilution protection clause, calculated on a fully-diluted basis, common and preferred stock but excluding convertible debt or equity instruments, until immediately prior to the sale and issuance of the Company's capital stock in a future bona fide equity financing that results in an aggregate purchase price paid to the Company by investors that are not related to or otherwise affiliated with the

Company's founders of not less than $250,000, excluding all convertible securities. As of December 31, 2020 and 2019, an additional 211,038 shares of common stock were issued for no consideration as a result of this anti-dilution protection clause, of which 32,393 shares of common stock were issued during the year ended December 31, 2019. These additional shares of common stock issued are triggered by stock warrants and stock options issued by the Company to its officers, employers and lender.

Stock Warrants

The Company has granted stock warrants, associated with its convertible promissory note, to acquire shares of the Company's common stock, which in accordance to Topic 470-20, Debt, such warrants should be recorded in equity as additional paid-in capital at fair value as of the date of issuance and amortized to interest expense over the life of the loan.

80,000 stock warrants, calculated as 0.02 times the fully-diluted outstanding common stock of the Company at the grant date of January 24, 2017, were issued and recognized at its fair value of $960 based on a Black-Scholes calculation and remained outstanding as of December 31, 2020 and 2019. The warrants expire after a time year term. These warrants have an exercise price of $0.01 and have a remaining term to expiration of 1.08 and 2.08 years as of December 31, 2020 and 2019, respectively.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a stock-based employee compensation plan, the 2017 Stock Option Plan (the "Plan"), for which 1,400,000 shares of common stock were initially reserved for issuance under the Plan to certain employees. Awards granted under the Plan are made in the form of Incentive Stock Options (ISOs). On September 30, 2019, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 1,400,000 to 1,874,022 shares of common stock. 292,675 and 663,789 shares were available for issuance under the Plan as of December 31, 2020 and 2019, respectively.

ISOs are granted to certain employees of Immersed Inc. from time to time. As of December 31, 2020 and 2019, 1,581,347 and 1,210,233 ISOs were issued and outstanding, respectively, under the Plan. Vested ISOs were 374,983 and 212,825 as of December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, 561,601 ISOs were forfeited.

Outside the Plan, the Company's CEO and his co-founder was granted 1,318,784 and 1,297,264 non-qualified stock options ("NQSOs"), respectively, with an exercise price of $0.03 per share. During the year ended December 31, 2019, 1,297,264 NQSOs were forfeited. NQSOs of 1,318,784 remain outstanding as of December 31, 2020 and 2019, of which 686,867 and 357,171 NQSOs were vested as of December 31, 2020 and 2019, respectively.

The Company's ISOs and NQSOs typically expire ten years after the grant date and vesting occurs over a period of four years.

A summary of options activities for the years ended December 31, 2020 and 2019 is as follows:

| | December 31, 2020 | | December 31, 2019 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	2,529,017	$ 0.03	3,264,680	$ 0.03
Granted	932,715	$ 0.11	561,601	$ 0.03
Forfeited	(561,601)	$ 0.03	(1,297,264)	$ 0.03
Outstanding - end of year	2,900,131	$ 0.13	2,529,017	$ 0.03
Exercisable at end of year	1,061,850	$ 0.03	569,996	$ 0.03
Intrinsic value of options outstanding at year-end	$ 3,361,496		$ 1,135	
Weighted average duration (years) to expiration of outstanding options at year-end	8.29		8.96	
Weighted average duration (years) to expiration of exercisable options at year-end	7.81		8.79	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the following inputs for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Risk Free Interest Rate	0.47% - 0.63%	3.07% - 3.12%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	54.00%	54.00%
Expected Life (years)	6.25	6.25
Fair Value per Stock Option	$0.016 - $0.691	$0.017

The Company calculated its estimate of the value of the stock-based compensation and recorded compensation costs related to the stock options vested for the years ended December 31, 2020 and 2019 of $8,191 and $9,037, respectively. As of December 31, 2020 and 2019, there was $160,455 and $23,416 of share-based compensation to be recognized over a weighted-average period of approximately 2.95 years and 3.18 years, all respectively.

SAFE Agreements

On May 12, 2020, the Company entered into a Simple Agreement for Future Equity (SAFE) agreement with a third party under a most favored nation (MFN) clause in exchange for $50,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the third party the right to future equity in the Company by automatic conversion into shares of the Company's preferred stock equal to the purchase amount divided by the lowest price per share of preferred stock issued upon a qualified equity financing before the termination of the SAFE. As defined in the agreement, an equity financing mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation including but not limited to, a pre-money or post-money valuation. If there is a liquidity event before the termination of this SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investors immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price, defined as the fair value of the common stock at the time. If and upon a dissolution of the Company, SAFE holders have liquidation preference on purchase amount over common stockholders but junior to outstanding debts of the Company.

During the year ended December 31, 2020, the Company undertook an offering of SAFE agreements pursuant to a Regulation Crowdfunding offering. The SAFE agreements have no maturity date and bear no interest. The agreements provide the holders the right to future equity in the Company by automatic conversion into shares of the Company's preferred stock equal to the purchase amount divided by the conversion price upon a qualified equity financing before the termination of the SAFE. As defined in the agreements, an equity financing mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation including but not limited to, a pre-money or post-money valuation. Conversion price shall mean the (i) SAFE price, which is the price per share equal to the post-money valuation cap of $10,000,000 divided by the Company capitalization, or (ii) the price per share of preferred stock sold in the equity financing. If there is a liquidity event before the termination of this

SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investors immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price defined in the agreements. If and upon a dissolution event, SAFE holders are entitled to payment of the purchase amount if such funds are available after satisfying senior liquidation rights such as the Company's debts and convertible notes. During the year ended December 31, 2020, the Company received total gross proceeds of $1,709,942 from this offering. The Company also incurred offering costs for the year ended December 31, 2020 amounting to $42,800 and recognized as interest expense in the statements of operations immediately as the term they will be outstanding is unknown.

As of December 31, 2020, the SAFE agreements had not yet converted as a qualified financing had not yet occurred. The SAFE agreements are recorded as non-current liabilities in the balance sheets until conversion occurs.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company is engaged a related party for accounting services for the Company. For the years ended December 31, 2020 and 2019, the Company recognized accounting fees amounting to $10,000 and $5,000, respectively, under the arrangement. There is no outstanding balance due to or from related party as of December 31, 2020 and 2019.

NOTE 7: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $382,673 and $172,450, respectively. The following table presents the deferred tax assets and liabilities by source:

	2020	2019
Net operating loss carryforward	$ 328,388	$ 135,046
Research & development credits	28,530	28,530
Interest	23,489	7,928
Depreciation methods	2,267	947
Deferred tax assets	382,673	172,450
Valuation allowance	(382,673)	(172,450)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The

Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $382,673 and $172,450 were recorded as of December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0%. The effective rate is reduced to 0% for the years 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,563,753 and $643,076, respectively, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2020 tax years remain open to examination.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2020 and 2019, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 9: LEASE COMMITMENTS

On October 15, 2020, the Company entered into sublease agreement for its office space with CSI 1023 Holdings, LLC for twenty-four months which commenced 15 days from the date of agreement. Monthly base rent on this sublease agreement for the first twelve months amounted to $3,833 and $4,333 for the next twelve months. A security deposit amounting to $5,587 is payable in monthly installments of $36 which is included in the monthly base rent.

Total rent expense recognized for the years ended December 31, 2020 and 2019 amounted to $10,676 and $7,289, respectively.

Future minimum lease payments under these operating lease agreements as of December 31, 2020 are as follows:

2021	$	46,996
2022		43,327
Total lease payments	$	90,323

NOTE 10: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through March 6, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.